SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 6 NOVEMBER 2013

Commission file number 001 - 15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-189150; 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains a trading update for Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2013, and is being incorporated by reference into the Registration Statement with File Nos. 333-189150 and 333-189150-01.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2013.
Statutory (IFRS) basis Statutory results are set out on pages 5 to 9.
Underlying basis
In order to present a more meaningful view of business performance, the results of the Group are also discussed on an underlying basis.  The key principles adopted in the preparation of the underlying basis of reporting are described below.
•  In order to reflect the impact of the acquisition of HBOS, the following have been excluded:
–     the amortisation of purchased intangible assets; and
–     the unwind of acquisition-related fair value adjustments.
•  The following items, not related to acquisition accounting, have also been excluded from underlying profit:

– the effects of certain asset sales, liability management and volatile items; – volatility arising in insurance businesses; – Simplification costs; – Verde costs;	– payment protection insurance provision; – insurance gross up; – certain past service pensions items in respect of the Group’s defined benefit pension schemes; and – other regulatory provisions.
The financial statements have been restated following the implementation of IAS 19R Employee Benefits and IFRS 10 Consolidated Financial Statements with effect from 1 January 2013.  Further details are shown on page 5.

Unless otherwise stated income statement commentaries throughout this document compare the nine months ended 30 September 2013 to the nine months ended 30 September 2012, and the balance sheet analysis compares the Group balance sheet as at 30 September 2013 to the Group balance sheet as at 31 December 2012.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group plc, together with its subsidiary undertakings from time to time (the “Group”) and its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  You should not place undue reliance on these forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group’s Simplification programme; and to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or other jurisdictions in which the Group operates, including the US; the implementation of Recovery and Resolution Directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group’s EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013

Statutory profit of £1,694 million

•	Statutory profit before tax of £1,694 million (nine months to 30 September 2012: loss of £607 million)

•	Statutory loss of £440 million in the third quarter includes additional charge for legacy PPI business of £750 million and loss of £626 million on capital accretive asset sales

•	Costs reduced by 5 per cent to £10,217 million

•	Reduction of 39 per cent in impairment charge to £2,293 million

Substantial increase in Group underlying profit

•	Underlying profit increased by 136 per cent to £4,426 million in the first nine months of 2013

•	Underlying profit in the quarter increased to £1,524 million, up 7 per cent from £1,423 million in the second quarter

•	Underlying income of £14,019 million in the first nine months, up 1 per cent

•	Costs reduced by 6 per cent to £7,110 million, and the impairment charge by 44 per cent to £2,483 million

Progress in delivering strategy and supporting customers

•	Continue to support the UK economy through lending to SMEs and first-time buyers, and the Help to Buy scheme

•	Returned TSB to the high street and launched a rebranded, revitalised Lloyds Bank in September

•	Further increased UK focus with sale of Australian and German businesses; 2014 international presence target achieved

Further progress in strengthening the capital position

•	Core tier 1 capital ratio increased to 13.5 per cent at the end of September 2013 from 12.0 per cent at the end of December 2012 (before pension accounting restatements)

•	Total capital ratio increased to 19.9 per cent from 17.3 per cent (before pension accounting restatements) at 31 December 2012

Dividend discussions

•	The Group has now commenced discussions with the regulators regarding the timetable and conditions for future dividend payments

STATUTORY CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 20121
	£ million	£ million

Interest and similar income	15,961	17,916
Interest and similar expense	(10,989)	(12,418)
Net interest income	4,972	5,498
Fee and commission income	3,209	3,535
Fee and commission expense	(1,025)	(1,088)
Net fee and commission income	2,184	2,447
Net trading income	14,657	11,020
Insurance premium income	6,240	6,215
Other operating income	2,647	2,529
Other income	25,728	22,211
Total income	30,700	27,709
Insurance claims	(16,496)	(13,801)
Total income, net of insurance claims	14,204	13,908
Regulatory provisions	(1,325)	(2,225)
Other operating expenses	(8,892)	(8,512)
Total operating expenses	(10,217)	(10,737)
Trading surplus	3,987	3,171
Impairment	(2,293)	(3,778)
Profit (loss) before tax	1,694	(607)
Taxation	(1,414)	(429)
Profit (loss) for the period	280	(1,036)

Profit attributable to non-controlling interests	24	51
Profit (loss) attributable to equity shareholders	256	(1,087)
Profit (loss) for the period	280	(1,036)
Basic earnings (loss) per share	0.4p	(1.6)p
Diluted earnings (loss) per share	0.4p	(1.6)p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See below.

Restatements to reflect new accounting standards effective from 1 January 2013
Comparative financial information has been restated following the adoption of the following new accounting standards effective from 1 January 2013:

Amendments to IAS 19 Employee Benefits (IAS 19R).  The main change is that actuarial gains and losses in respect of defined benefit pension schemes are no longer permitted to be deferred using the corridor approach and must be recognised immediately in other comprehensive income.  In addition, IAS 19R requires a net interest amount to be calculated by applying the discount rate to the net defined benefit liability or asset, in place of the interest cost on scheme liabilities and the expected return on scheme assets.  The effect of applying this amended standard at 1 January 2013 was the recognition of previously unrecognised actuarial losses of £2.7 billion and deferred tax assets of £0.6 billion, leading to a reduction in shareholders’ equity of £2.1 billion.  The changes to the calculation of the income statement charge have decreased profit after tax for nine months to 30 September 2013 by £3 million (nine months to 30 September 2012: £34 million).

IFRS 10 Consolidated Financial Statements.  This new standard establishes the principles to determine whether one entity controls another; where such control exists the controlling entity is required to consolidate the other entity in its financial statements.  The adoption of IFRS 10 has required the Group to consolidate certain entities that were previously not consolidated and deconsolidate certain entities that were previously consolidated.  The effect of applying IFRS 10 at 1 January 2013 was to recognise an increase in total assets and total liabilities of £10.2 billion with no resulting change in shareholders’ equity and no impact on profit after tax for nine months to 30 September 2013 (nine months to 30 September 2012: nil).

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sept 2013	At 31 Dec 20121
Assets	£ million	£ million

Cash and balances at central banks	57,179	80,298
Trading and other financial assets at fair value through profit or loss	140,276	160,620
Derivative financial instruments	39,355	56,557
Loans and receivables:
Loans and advances to banks	27,157	32,757
Loans and advances to customers	495,496	517,225
Debt securities	1,613	5,273
	524,266	555,255
Available-for-sale financial assets	43,003	31,374
Other assets	66,282	50,117
Total assets	870,361	934,221

Liabilities
Deposits from banks	12,093	38,405
Customer deposits	435,870	426,912
Trading and other financial liabilities at fair value through profit or loss	45,063	33,392
Derivative financial instruments	36,632	48,676
Debt securities in issue	101,261	117,253
Liabilities arising from insurance and investment contracts	109,387	137,592
Subordinated liabilities	33,210	34,092
Other liabilities	55,620	55,318
Total liabilities	829,136	891,640

Total equity	41,225	42,581
Total equity and liabilities	870,361	934,221

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 5.

STATUTORY (IFRS) PERFORMANCE (UNAUDITED)

The Group recorded a profit before tax of £1,694 million for the nine months to 30 September 2013 compared to a loss before tax of £607 million for the nine months to 30 September 2012.

Total income net of insurance claims increased by £296 million, or 2 per cent, to £14,204 million for the nine months to 30 September 2013 from £13,908 million in the nine months to 30 September 2012.

Net interest income decreased by £526 million, or 10 per cent, to £4,972 million in the nine months to 30 September 2013 compared to £5,498 million in the same period in 2012.  This decrease reflected an increase of £536 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies, from £2,172 million in the nine months to 30 September 2012 to £2,708 million in the nine months to 30 September 2013.  Excluding this charge, net interest income was £10 million higher at £7,680 million in the nine months to 30 September 2013 compared to £7,670 million in the same period in 2012.  There was negative impact from lower lending volumes, as the Group continues to reduce its holdings of assets which are outside of its risk appetite; however the net interest margin on relationship lending and similar interest-earning assets improved, principally driven by an improved deposit margin, which more than offset a small decline in asset margin and the income drag from the repositioning of the government bond portfolio. The net interest margin has also benefited from a lower than expected negative impact from the Group’s structural hedge.

Other income increased by £3,517 million to £25,728 million in the nine months to 30 September 2013, compared to £22,211 million in the same period in 2012, largely due to a £3,637 million improvement in net trading income, comprising a £3,481 million increase in the insurance businesses together with a £156 million increase in the banking businesses.  The increase in the insurance businesses was driven by the impact of market conditions on the policyholder assets within those businesses, relative to the nine months to 30 September 2012, particularly strong equity markets.  These market movements were largely offset in the Group’s income statement by a £2,695 million increase in the insurance claims expense, to £16,496 million in the nine months to 30 September 2013 compared to £13,801 million in the nine months to 30 September 2012, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies, which has increased by £536 million.  Net trading income within the Group’s banking operations was a profit of £255 million for the nine months to 30 September 2013 compared to a profit of £99 million in the nine months to 30 September 2012. Net fee and commission income was £263 million, or 11 per cent, lower at £2,184 million in the nine months to 30 September 2013 compared to £2,447 million in the nine months to 30 September 2012; fee and commission income was £326 million, or 9 per cent, lower at £3,209 million in the nine months to 30 September 2013 compared to £3,535 million in the same period in 2012 with a £33 million increase in credit and debit card fees being more than offset by a £38 million decrease in current account fees and a £321 million decrease in other fees, in part reflecting the fact that St. James’s Place plc ceased to be a subsidiary at the end of March 2013.  Insurance premium income was £25 million higher at £6,240 million in the nine months to 30 September 2013 compared to £6,215 million in the same period in 2012; with long-term assurance premiums up £104 million and general insurance premiums being £79 million lower.  Other operating income was £118 million higher at £2,647 million in the nine months to 30 September 2013 compared to £2,529 million in the same period in 2012, which partly reflected a gain of £538 million arising on the sale of a portfolio of US residential mortgage-backed securities offset by a loss of £256 million in relation to the sale of the Group’s Spanish retail banking operations.

Total operating expenses decreased by £520 million, or 5 per cent, to £10,217 million in the nine months to 30 September 2013 compared to £10,737 million in the nine months to 30 September 2012; reflecting a reduced regulatory provisions charge partly offset by the inclusion of a £104 million charge following changes in certain actuarial factors affecting the calculation of benefits in the Group’s main defined benefit schemes in the nine months to 30 September 2013 compared to a past service pension credit of £250 million in the nine months to 30 September 2012.  Excluding these items, operating expenses increased by £26 million to £8,788 million in the nine months to 30 September 2013 compared to £8,762 million in the nine months to 30 September 2012 as reductions arising from the Simplification programme, the fact that St. James’s Place plc ceased to be a subsidiary at the end of March 2013 and lower costs related to the management of the portfolios of assets which are outside of the Group’s risk appetite were more than offset by an increase of £463 million in costs relating to the Group’s Simplification programme and the EU mandated retail business disposal.

Impairment losses decreased by £1,485 million, or 39 per cent, to £2,293 million in the nine months to 30 September 2013 compared to £3,778 million in the nine months to 30 September 2012. The lower charge reflected the substantial reductions in the portfolios of assets which are outside of the Group’s risk appetite, in Commercial Banking and in Wealth, Asset Finance and International.

The tax charge for the nine months to 30 September 2013 was £1,414 million, compared to £429 million in the same period in 2012. This charge in 2013 reflects a higher effective tax rate than the UK statutory rate primarily due to an additional tax charge arising from the impact on the net deferred tax asset of the announced reductions in UK corporation tax rate to 21 per cent from 1 April 2014 and 20 per cent from 1 April 2015; and the write-down of a deferred tax asset in respect of Australian trading losses due to the announced sale of the Group’s Australian operations.

On the balance sheet, total assets were £63,860 million, or 7 per cent, lower at £870,361 million at 30 September 2013, compared to £934,221 million at 31 December 2012, reflecting the sale of the majority holding in St. James’s Place and continuing rundown of assets which are outside of the Group’s risk appetite.  Loans and advances to customers decreased by £21,729 million, or 4 per cent, from £517,225 million at 31 December 2012 to £495,496 million at 30 September 2013, reflecting the rundown of assets outside of the Group’s risk appetite and the sales of the Group’s operations in Spain, Switzerland and Australia.  Customer deposits increased by £8,958 million, or 2 per cent, to £435,870 million compared to £426,912 million at 31 December 2012, following growth in deposit balances from retail customers and from larger corporate clients.  Overall funding requirements were reduced: deposits from banks were £26,312 million lower at £12,093 million at 30 September 2013 compared to £38,405 million at 31 December 2012; debt securities in issue were £15,992 million, or 14 per cent, lower at £101,261 million compared to £117,253 million at 31 December 2012.  The Group’s loan to deposit ratio (loans and advances to customers, excluding reverse repurchase agreements, as a proportion of customer deposits, excluding repurchase agreements) improved to 114 per cent compared to 121 per cent at 31 December 2012.  Equity decreased by £1,356 million, from £42,581 million at 31 December 2012 to £41,225 million at 30 September 2013, principally as a result of movements in the available-for-sale revaluation reserve and from the cash flow hedging reserve.

	At 30 Sept 2013	At 31 Dec 2012	Change %

Risk-weighted assets	£276.6bn	£310.3bn	(11)
Core tier 1 capital ratio	13.5%	12.0%	1.5pp
Tier 1 capital ratio	13.9%	13.8%	0.1pp
Total capital ratio	19.9%	17.3%	2.6pp

Funded assets	£509.4bn	£538.7bn	(5)
Loans and advances to customers excluding reverse repos1	£494.8bn	£512.1bn	(3)
Customer deposits2	£432.9bn	£422.5bn	2
Wholesale funding	£151.4bn	£169.6bn	(11)
Wholesale funding <1 year maturity	£49.7bn	£50.6bn	(2)
Of which money-market funding <1 year maturity	£30.1bn	£31.0bn	(3)
Loan to deposit ratio3	114%	121%	(7)pp
Primary liquid assets	£90.8bn	£87.6bn	4

1	Excludes reverse repos of £0.7 billion (31 December 2012: £5.1 billion).
2	Excludes repos of £3.0 billion (31 December 2012: £4.4 billion).
3	Loans and advances to customers excluding reverse repos divided by customer deposits excluding repos.

The Group's core tier 1 capital ratio increased to 13.5 per cent at the end of September 2013 from 12.0 per cent at the end of December 2012 (before pension accounting restatements), principally driven by a reduction in risk-weighted assets and management actions to reduce the amount of capital absorbed by the insurance businesses, more than offsetting the adverse impact of the implementation of pension accounting changes (IAS 19R).  The total capital ratio increased to 19.9 per cent from 17.3 per cent (before pension accounting restatements) at 31 December 2012.

The Group’s liquidity position remains satisfactory, with primary liquid assets of £90.8 billion at 30 September 2013 (31 December 2012: £87.6 billion).  Primary liquid assets represent approximately 3 times the Group’s money-market funding and are approximately 2 times the Group’s wholesale funding with a maturity of less than one year, providing a substantial buffer in the event of market dislocation.  In addition to primary liquid assets, the Group has significant secondary liquidity holdings of £117.0 billion (31 December 2012: £117.1 billion).  Total liquid assets represent approximately 4 times the Group’s wholesale funding with a maturity of less than one year.

PERFORMANCE ON AN UNDERLYING BASIS

Underlying results
On an underlying basis, the Group’s profit before tax increased by £2,551 million to £4,426 million in the first nine months of 2013, compared to £1,875 million in the same period in 2012.

Total underlying income, net of insurance claims, in the first nine months of 2013 increased by £188 million, or 1 per cent, to £14,019 million compared to £13,831 million in the same period in 2012, in part due to the gain on the sale of shares in St. James’s Place.

Net interest income at £7,967 million was £177 million, or 2 per cent, higher than £7,790 million in the first nine months of 2012, as the impact of a reduction in average interest-earning assets reflecting the rationalisation of the Group’s balance sheet was more than offset by the benefit of an increase in net interest margin, as deposit repricing more than offset the negative impact of the repositioning of the government bond portfolio.  The net interest margin on relationship lending and similar interest-earning assets improved to 2.06 per cent in the nine months to 30 September 2013 compared to 1.93 per cent in the same period in 2012.

Other income reduced by £91 million, or 1 per cent, to £6,285 million in the first nine months of 2013 compared to £6,376 million in the first nine months of 2012, despite the inclusion of the gain in respect of St. James’s Place.

Total costs decreased by £427 million, or 6 per cent, to £7,110 million in the first nine months of 2013 compared to £7,537 million in the first nine months of 2012.  These cost reductions were primarily driven by savings identified through the Group’s Simplification programme and the further elimination of certain support costs in relation to portfolios which are outside of the Group’s risk appetite as well as the impact of St. James’s Place no longer being a subsidiary.

Overall, the Group continued to see reductions in the impairment charge in the first nine months of 2013.  The impairment charge in this period of £2,483 million was £1,936 million, or 44 per cent, lower than the £4,419 million charge in the first nine months of 2012, driven by reductions in holdings of assets which are outside of the Group’s risk appetite and continued management of impaired loans.

Reconciliation of statutory profit (loss) before tax to underlying profit
	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 20121
	£m	£m

Profit (loss) before tax – statutory	1,694	(607)
Adjustments to remove:
Asset sales	637	27
Sale of government securities	(786)	(1,326)
Liability management	97	207
Own debt volatility	167	341
Other volatile items	243	618
Volatility arising in insurance businesses	(637)	(241)
Fair value unwind	91	(212)
Simplification and Verde costs	1,194	731
Payment protection insurance provision	1,250	2,075
Other regulatory provisions	75	150
Past service pensions (charge) credit	104	(250)
Amortisation of purchased intangibles	297	362
Underlying profit	4,426	1,875

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 5.

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Asset sales
Asset sales generated a net loss of £637 million after related fair value unwind of £1,345 million (nine months to 30 September 2012: net loss of £27 million after related fair value unwind of £634 million), principally from the significant reduction in assets which are outside of the Group’s risk appetite; of this approximately £330 million related to the loss before tax on the announced sale of the Group’s German life insurance business, Heidelberger Leben.

Sale of government securities
There were gains on the sale of government securities of £786 million (nine months to 30 September 2012: £1,326 million).

Liability management
Losses of £97 million arose on transactions undertaken as part of the Group’s management of wholesale funding and capital; this compares to net losses of £207 million in the nine months to 30 September 2012 (which comprised a gain of £168 million relating to the exchange of certain capital securities for other subordinated debt instruments in the first quarter of 2012 and losses of £375 million on the buy-back of other debt securities).

Own debt volatility
This principally includes the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception and a change in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes.

Other volatile items
This includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book which are not mitigated through hedge accounting and valuation adjustments relating to customer derivative balances.  The loss reflected market conditions that have resulted in substantial changes in interest and foreign exchange rates in the period.

Volatility arising in insurance businesses
The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.  The statutory result included £637 million of positive insurance and policyholder interests volatility (nine months to 30 September 2012: positive volatility of £241 million), reflecting the rise in equity markets in the period.

Fair value unwind
This comprises a loss of £91 million relating to an unwind of acquisition-related fair value adjustments (first nine months of 2012: gain of £212 million).  The unwind of fair value relating to assets disposed of in the period is included in the asset sales line.

Simplification and EC mandated retail business disposal costs
Simplification programme costs were £608 million (nine months to 30 September 2012: £332 million), with a total of £1,469 million spent to date, realising annual run-rate cost savings of £1,315 million.

The Group continues to progress the EC mandated business disposal through an Initial Public Offering (IPO) which remains subject to regulatory and EC approval, targeting an IPO in mid-2014.  In September the Group rebranded the business as TSB Bank and this now operates as a separate business within Lloyds Banking Group.  Costs relating to EC mandated retail business disposal were £586 million in the nine months to 30 September 2013 (nine months to 30 September 2012: £399 million) and from inception totalled £1,368 million.

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Payment protection insurance (PPI) provision
The volume of PPI complaints continues to fall, although more slowly than projected.  Average monthly complaint volumes were down 8 per cent in the quarter and weekly complaints averaged approximately 11,000 in the third quarter of 2013, compared to approximately 12,500 in the second quarter.  Monthly complaint volumes were on average 55 per cent below those in the third quarter of 2012.

Costs in the three months to September 2013 continued to be higher than projected reflecting the acceleration of cases with the Financial Ombudsman Service, as well as an increased scope of remediation and proactive mailings combined with higher response rates.  The average uphold rates have continued to trend upwards since early 2013.

As a result the Group is increasing its forward projections and raising the provision by £750 million, driven primarily by higher reactive and proactive volumes, the increased scope of remediation and higher than projected uphold rates and associated operational costs.  This brings the total amount provided for PPI to £8,025 million (of which approximately £1.7 billion relates to administration costs).  The total amount provided for PPI represents the Group’s best estimate of likely costs and a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress costs and the outcome of the FCA Enforcement Team investigation.  The cost of these factors could differ materially from the Group’s estimates, which could result in a further provision being required.

As at 30 September 2013, £1,694 million of the total provision remained unutilised, and total costs incurred in the three months to 30 September 2013 were £706 million, including £161 million of administration costs.

Other regulatory provisions
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  Following decisions in July 2012 from the Federal Court of Justice in Germany the Group recognised a further provision of £150 million in its accounts for the year ended 31 December 2012 bringing the total amount provided to £325 million.  During the nine months to 30 September 2013 the Group has charged a further £75 million with respect to this litigation increasing the total provision to £400 million. The total provision remaining at 30 September 2013 was £284 million.

Past service pensions (charge) credit
The Group recognised a charge of £104 million in the nine months to 30 September 2013 as a result of changes to early retirement and commutation factors in two of its principal defined benefit schemes.  In the nine months to 30 September 2012, the Group had recognised a credit of £250 million related to a change in policy in respect of discretionary pension increases.

Amortisation of purchased intangibles
A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite.  This has resulted in a charge of £297 million in the nine months to 30 September 2013 (nine months to 30 September 2012: £362 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income.  The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By: /s/ George Culmer
Name:	George Culmer
Title:	Group Finance Director

Dated:	6 November 2013